Newcastle Investment Corporation 10-K

EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS AND RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to combined fixed charges and preferred dividends and our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2012	2011	2010	2009(A)	2008(B)
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	4.71	3.08	4.42	0.04	(8.32)

Ratio of Earnings to Fixed Charges	4.95	3.21	4.61	0.04	(8.68)

(A)	The 2009 deficiencies in each ratio are $222.7 million and $209.2 million, respectively. The 2009 results included impairment charges. Excluding such charges, the ratios would have exceeded 1 to 1.

(B)
The 2008 deficiencies in each ratio are $2.99 billion and $2.97 billion, respectively. The 2008 results included impairment charges. Excluding such charges, the ratios would have approximately equaled 1 to 1.

For purposes of calculating the above ratios, (i) earnings represent “Income (loss) from continuing operations,” excluding equity in earnings of unconsolidated subsidiaries, from our consolidated statements of income, as adjusted for fixed charges and distributions from unconsolidated subsidiaries, and (ii) fixed charges represent “Interest expense” from our consolidated statements of income.  The ratios are based solely on historical financial information.